UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SOAR Technology Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G82472112
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G82472112	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON SOAR Technology Sponsor, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,613,335
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,613,335
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,613,335
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G82472112	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON JPK Seed Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,613,335
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,613,335
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,613,335
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G82472112	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Joe Poulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,613,335
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,613,335
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,613,335
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G82472112	SCHEDULE 13G	Page 5 of 9

Item 1(a).	Name of Issuer:

SOAR Technology Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

228 Park Ave S PMB 74335
New York, NY 10003

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. SOAR Technology Sponsor, LP
2. JPK Seed Capital, LLC
3. Joe Poulin

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

228 Park Ave S PMB 74335
New York, NY 10003

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G82472112

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. G82472112	SCHEDULE 13G	Page 6 of 9

Item 4.	Ownership

SOAR Technology Sponsor, LP (“Sponsor”) directly owns 7,613,335 shares of Class B ordinary shares, having a par value of approximately $0.00009 per share (“Class B Ordinary Shares”), of the Issuer, which are convertible into the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) on a one-to-one basis. Such shares may be deemed to be indirectly owned by JPK Seed Capital LLC (“JPK Seed”), which is the general partner of Sponsor, and Joe Poulin, who controls JPK Seed.  As a result of these relationships, each of Sponsor, JPK Seed and Joe Poulin may be deemed to have or share beneficial ownership of the securities held directly by Sponsor. Each of Sponsor, JPK Seed and Joe Poulin disclaim beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, Sponsor also directly owns 9,666,667 private placement warrants, each exercisable to purchase one Class A Ordinary Share. The warrants become exercisable 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 23,000,000 Class A Ordinary Shares outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 12, 2021, and 7,613,335 Class B Ordinary Shares held by Sponsor, and assumes conversion of all such Class B Ordinary Shares into Class A Ordinary Shares.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. G82472112	SCHEDULE 13G	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G82472112	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

SOAR Technology Sponsor, LP

By:	JPK Seed Capital, LLC, its general partner

By:	/s/ Mark J. Coleman
Name:	Mark J. Coleman
Title:	Manager

JPK Seed Capital, LLC

By:	/s/ Mark J. Coleman
Name:	Mark J. Coleman
Title:	Manager

Joe Poulin

/s/ Mark J. Coleman, As Attorney-in-Fact for Joe Poulin

CUSIP No. G82472112	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022, by and among SOAR Technology Sponsor, LP, JPK Seed Capital, LLC. and Joe Poulin

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date: February 10, 2022

SOAR Technology Sponsor, LP

By:	JPK Seed Capital, LLC, its general partner

By:	/s/ Mark J. Coleman
Name:	Mark J. Coleman
Title:	Manager

JPK Seed Capital, LLC

By:	/s/ Mark J. Coleman
Name:	Mark J. Coleman
Title:	Manager

Joe Poulin

/s/ Mark J. Coleman, As Attorney-in-Fact for Joe Poulin